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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO / A

                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                               -------------------

                                 MATRIXONE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               -------------------

           Options to Purchase Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                               -------------------

                                   57685P 30 4

                      (CUSIP Number of Class of Securities)
                        (Common Stock Underlying Options)

                               -------------------

           Mark F. O'Connell                               Copies to:
 President and Chief Executive Officer                Gordon H. Hayes, Jr.

            MATRIXONE, INC.                     TESTA, HURWITZ & THIBEAULT, LLP

          210 Littleton Road                            125 High Street
          Westford, MA 01886                            Boston, MA 02110
            (978) 589-4000                               (617) 248-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                               -------------------

                            CALCULATION OF FILING FEE

            Transaction Valuation*       Amount of Filing Fee**

                 $11,278,882                   $1,037.66

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,494,823 shares of common stock, $.01 par value per share, of MatrixOne, Inc. having an aggregate value of $11,278,882 as of January 30, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the value of the transaction multiplied by 0.000092.

** The filing fee was previously paid.

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[X] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,037.66      Filing party:      MatrixOne, Inc.
Schedule No.:              005-60481      Date filed:        February 3, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]






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     This Amendment No. 2 supplements and amends the Tender Offer Statement on
Schedule TO filed by MatrixOne, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on February 3, 2003 and the Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by the Company with the SEC on February 20, 2003 (collectively, the "Schedule TO") relating to our offer to exchange Eligible Options for New Replacement Options upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange; (ii) the letter to all eligible MatrixOne employees from Mark F. O'Connell dated February 3, 2003;
(iii) the Election Form; (iv) the Withdrawal Form; and (v) the Special Supplement, attached to the Schedule TO as Exhibits (a)(1) through (a)(4) and
(a)(12), respectively. This Amendment No. 2 reports the final results of the Company's offer to exchange.

Item 4.  Terms of the Transaction.

     Item 4(a) of the Schedule TO is hereby amended to add the following:

     The offer to exchange Eligible Options held by eligible employees of the Company or its subsidiaries expired at 5:00 P.M., Eastern Standard Time, on March 5, 2003. Pursuant to the terms and conditions of the offer to exchange, the Company accepted for exchange tendered Eligible Options to purchase an aggregate of 2,596,590 shares of Common Stock and cancelled all such options on March 6, 2003. The Company expects to grant New Replacement Options to purchase an aggregate of 1,480,169 shares of Common Stock in exchange for the tendered Eligible Options accepted and cancelled at the first meeting of the Compensation Committee of the Company's board of directors following September 7, 2003, which is not expected to be later than September 19, 2003, in accordance with the terms and conditions of the offer to exchange.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MATRIXONE, INC.


                                      By: /s/ MARK F. O'CONNELL
                                          -----------------------------------
                                          Mark F. O'Connell
                                          President and Chief Executive Officer

Date:  March 6, 2003

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